UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2019
Commission File Number 333-228127
ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

	By:	/s/ Junji Kobayashi

	Name:	Junji Kobayashi
	Title:	Senior Manager

Date: January 29, 2019

January 29, 2019
Consolidated Financial Results for the Nine Months Ended December 31, 2018 [Under Japanese GAAP]

Company name:	ALPS ALPINE CO., LTD.
Listing:	(Code no.: 6770, First Section, Tokyo Stock Exchange)
Code number:	6770
URL:	https://www.alpsalpine.com/e/ir/index.html
Representative:	Toshihiro Kuriyama Representative Director, President & CEO
Inquiries to:	Toshinori Kobayashi Vice President Officer in charge of Accounting & Finance (TEL.:+81-3-5499-8026)
Scheduled date to file Quarterly Securities Report:	February 7, 2019
Scheduled date to commence dividend payments:	―
Preparation of supplementary materials on quarterly earnings:	Yes
Holding of quarterly earnings performance review:	Yes (Conference call for analysts and institutional investors)

(Amounts are rounded down to the nearest million yen, unless otherwise noted)
1.	Consolidated performance for the nine months ended December 31, 2018 (from April 1, 2018 to December 31, 2018)
(1)	Consolidated operating results (Cumulative)
(Percentages indicate changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Nine months ended
December 31, 2018	644,519	0.0	49,075	(17.5)	44,738	(23.0)	27,199	(38.8)
December 31, 2017	644,247	16.7	59,458	81.0	58,097	78.7	44,415	57.5
(Note) Comprehensive income
For the nine months ended December 31, 2018:			¥28,839 million		(54.1)%
For the nine months ended December 31, 2017:			¥62,791 million		106.2%

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Nine months ended
December 31, 2018	138.84	138.78
December 31, 2017	226.72	226.63

(2)	Consolidated financial position
	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
December 31, 2018	680,275	428,884	46.4	1,609.55
March 31, 2018	669,874	415,872	45.0	1,537.37
(Reference) Equity
As of December 31, 2018:		¥315,324 million
As of March 31, 2018:		¥301,176 million
(Note) “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the three-month period ended June 30, 2018. Figures as of March 31, 2018 above are those after applicable retrospective adjustments.

2.	Cash dividends
	Annual dividends
	June 30	September 30	December 31	March 31	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2018	―	17.00	―	20.00	37.00
Fiscal year ending March 31, 2019	―	25.00	―
Fiscal year ending March 31, 2019 (Forecast)				25.00	50.00
(Note) Revisions to the cash dividends forecasts most recently announced: None

3.	Consolidated earnings forecasts for the fiscal year ending March 31, 2019 (from April 1, 2018 to March 31, 2019)
(Percentages indicate changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Fiscal year ending March 31, 2019	852,000	(0.7)	50,000	(30.5)	44,500	(33.3)	24,000	(49.4)	120.51
(Note) Revisions to the consolidated earnings forecasts most recently announced: Yes

* Notes
(1)	Changes in significant subsidiaries during the period (changes in specific subsidiaries resulting in the change in scope of consolidation): None
(2)	Application of accounting treatments specific to preparation of quarterly consolidated financial statements: None
(3)	Changes in accounting policies, changes in accounting estimates and restatement:
a.	Changes in accounting policies due to revisions to accounting standards: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None
d.	Restatements: None

(4)	Number of issued shares (common stock)
a.	Total number of issued shares at the end of the period (including treasury stock)
As of December 31, 2018	198,208,086 shares
As of March 31, 2018	198,208,086 shares

b.	Number of shares of treasury stock at the end of the period
As of December 31, 2018	2,299,369 shares
As of March 31, 2018	2,304,021 shares

c.	Average number of shares during the period (cumulative from the beginning of the fiscal year)
For the nine months ended December 31, 2018	195,907,859 shares
For the nine months ended December 31, 2017	195,904,866 shares

* Quarterly earnings reports are not subject to quarterly review by external auditors.

* Explanation and other special notes concerning the appropriate use of earnings forecast
(Notes on forward-looking statements)
The forward-looking statements, including earnings forecasts, contained in these materials are based on information currently available to Alps Alpine Co., Ltd. (the “Company”) and certain assumptions deemed to be reasonable, and are not intended to guarantee the achievement of these forecasts. Actual results may differ materially from the forecasts due to various factors. Please refer to “1. Qualitative Information on Financial Results for the Nine Months Ended December 31, 2018, (3) Information regarding consolidated earnings forecast and other forward-looking statements” on page 4 of the attached materials for the assumptions used in the forecasts and notes regarding the use of the forecasts.

(Access to supplementary material on quarterly earnings)
Supplementary material on quarterly earnings is available on the Company’s website from Tuesday, January 29, 2019.

Supplementary Materials – Contents
1．Qualitative Information on Financial Results for the Nine Months Ended December 31, 2018	2
(1)Information regarding operating results	2
(2)Information regarding financial position	4
(3)Information regarding consolidated earnings forecast and other forward-looking statements	4
2．Quarterly Consolidated Financial Statements and Significant Notes Thereto	5
(1)Quarterly consolidated balance sheet	5
(2)Quarterly consolidated statement of income and comprehensive income	7
(3)Notes to quarterly consolidated financial statements	8
(Notes on going concern assumptions)	8
(Notes on significant changes in the amount of shareholders’ equity)	8
(Additional information)	8
(Segment information)	8
(Subsequent events)	9
3．Supplementary Information	12
Sales results of the Electronic Components Segment	12

1．Qualitative Information on Financial Results for the Nine Months Ended December 31, 2018
(1) Information regarding operating results
The global economy during the nine months ended December 31, 2018 showed signs of a slowdown toward the end of the year, despite increased consumer spending on the back of an improving labor market and increasing consumer income, and corporate performance also remained strong in the U.S. On the other hand, the European economy remained solid but signs of an economic slowdown are becoming apparent, while in China, economic growth has been slowing down, partly the result of trade frictions. Japan maintained its underlying economic strength with steady exports and capital investment, and consumer spending maintained a path of recovery.
Operating results for the nine months ended December 31, 2018 are summarized below. Net sales shown below represent net sales to external parties, after elimination of inter-segment sales (e.g., sales made by the Electronic Components Segment to the Automotive Infotainment Segment (supply of products) or sales made by the Logistics Segment to the Electronic Components Segment and the Automotive Infotainment Segment (provision of logistics services)).

Segment information
<Electronic Components Segment>
In the electronics industry, the automobile market showed signs of a slowdown in China. However, as development for CASE (Connected, Autonomous, Shared & Services, Electric) is gaining momentum, more companies formed business alliances or collaborated with other companies to promote such development, looking ahead to the next generation. In the mobile market, the smartphone is reaching its maturity stage, resulting in a reduced pace of replacement, and there has been a significant slowdown of growth in the market. In the new business domain of EHII (Energy, Healthcare, Industry, IoT), while the application of IoT (Internet of Things) is increasing in various domains, electronics are also spreading their wings into robotics, drones, and AI.
Under these circumstances surrounding the automotive market in the Electronic Components Segment, we recorded steady sales for input modules and radio frequency communication products. In the consumer market, the sales of various smartphone related products for the nine months ended December 31, 2018 decreased compared to the same period of the previous fiscal year due to a weakened economy. On the other hand, the Japanese yen depreciated more than we had expected, which contributed to our operating results. However, the reduced demand for smartphone related products was not fully offset by the depreciation in the Japanese yen, and overall, net sales and operating income for the nine months ended December 31, 2018 both decreased compared to the same period of the previous fiscal year.

[Automotive market]
In the automotive market within the Electronic Components Segment, we recorded steady sales for module products such as electric shifters and door modules, as well as radio frequency communication products such as Bluetooth®, W-LAN and LTE. The Company formed a strategic partnership with a Chinese state enterprise to accelerate C-V2X (Cellular Vehicle to Everything), automotive communication technology, in China. Also, all of the Company’s overseas manufacturing companies have transitioned to “IATF16949”, the international standard for quality management system. Moreover, the Company has received various awards from Japanese and foreign automakers.
Net sales in this market for the nine months ended December 31, 2018 amounted to ¥209.2 billion, a decrease of 0.1% compared to the same period of the previous fiscal year.

[Consumer market]
In the consumer market within the Electronic Components Segment, although the sales of camera actuators was expected to grow due to an increase in demand for products with high functionality, the sales of certain component products were weak due to reduced demand in the smartphone market. In EHII, we displayed our products at exhibitions held in various countries, including China, India, and Malaysia, and we are also moving forward to introduce our products into emerging markets such as optical communication and IoT.
Net sales in this market for the nine months ended December 31, 2018 amounted to ¥154.0 billion, a decrease of 17.1% compared to the same period of the previous fiscal year.

As a result, net sales in the Electronic Components Segment for the nine months ended December 31, 2018 amounted to ¥363.3 billion, a decrease of 8.1%, and operating income amounted to ¥32.1 billion, a decrease of 30.8% compared to the same period of the previous fiscal year.

<Automotive Infotainment Segment>
In the automotive industry, the CASE domains are seeing major changes that are unparalleled in other industries, such as the constant connection to the internet, autonomous driving, automobile sharing services, and a shift toward vehicle electrification such as with hybrid cars and electric vehicles. As represented by the entry of electronics companies into the automobile industry, collaboration between the in-car IT field, which centers on infotainment systems, and new fields such as autonomous driving and AI (artificial intelligence) is expanding, leading to intensified competition among companies beyond the frameworks of the business area or industry.
In such an environment, in order to respond to CASE, a new trend within the automotive industry, Automotive Infotainment Segment will strengthen development of HMI (Human Machine Interface) that offers both driver and passenger a richer space and experience through the fusion of Electronic Components Segment’s sensing device and communication device technology and Automotive Infotainment Segment’s software technology, aiming to become a total solution provider of automotive infotainment systems.
Net sales and operating income both increased for the nine months ended December 31, 2018 compared to the same period of the previous fiscal year due to strong sales of navigation systems for Europe luxury automakers and our initiatives to reduce production cost and to increase efficiencies.
As a result, net sales in the Automotive Infotainment Segment for the nine months ended December 31, 2018 amounted to ¥221.5 billion and operating income amounted to ¥12.2 billion, which were increases of 15.6% and 32.2%, respectively, compared to the same period of the previous fiscal year.
In line with the completion of a share exchange on January 1, 2019, which had been approved at the extraordinary general meeting of shareholders held on December 5, 2018 by Alpine Electronics, Inc. (“Alpine”), Alpine was delisted on December 26, 2018. See Subsequent events on page 9 for more information.

<Logistics Segment>
In the electronic component industry, which is a major source of customers of the Logistics Segment, the freight movement was polarized as the demand for electronic components related to automobiles has been solid but smartphones- and equipment-related shipments have been decelerating since the second half of last year.
With such a demand trend, in the Logistics Segment (Alps Logistics Co., Ltd., listed on the Second Section of the Tokyo Stock Exchange), we continued expanding our bases of operations, warehouses and network on a global basis, and promoted sales activities through proposals in collaboration between domestic and overseas bases. In Japan, the construction of a large warehouse in Kazo City, Saitama Prefecture was completed and started operation in May last year, whose high-quality storage service has been contributing to the expansion of the volume of cargo handled. In overseas, we have made our efforts to expand our bases of operations to build a more solid business foundation. In the region of East China, the Taicang warehouse was expanded to accommodate increased demand. In ASEAN, a warehouse was relocated aiming to expand storage business in Singapore, and we also established a system to prepare for business expansions in India and Vietnam. In Thailand, where higher cargo volume for electronic components and auto parts is expected, construction of a new warehouse started, and in Europe, plans to expand into the Eastern Europe market are ongoing.
Net sales increased mainly for general customers outside of the Group due to sales volume increases in Japan and overseas for the nine months ended December 31, 2018. However, profit decreased due to the increase in costs resulting from start-up costs for new locations and air freight charges, which have remained high, in spite of our efforts to enhance productivity through stable operation and efficiency improvement of new bases.
As a result, net sales in the Logistics Segment for the nine months ended December 31, 2018 amounted to ¥50.4 billion, an increase of 4.2%, and operating income amounted to ¥3.6 billion, a decrease of 4.5% compared to the same period of the previous fiscal year.

The Group, consisting of three operating segments noted above and other, recorded net sales of ¥644.5 billion, operating income of ¥49.0 billion, ordinary income of ¥44.7 billion, and net income attributable to owners of parent of ¥27.1 billion for the nine months ended December 31, 2018, which represented an increase of 0.0%, and decreases of 17.5%, 23.0% and 38.8%, respectively, compared to the same period of the previous fiscal year.

(2)	Information regarding financial position
Assets, Liabilities and Net Assets
Total assets as of December 31, 2018 were ¥680.2 billion, an increase of ¥10.4 billion from the end of the previous fiscal year. Equity increased by ¥14.1 billion, to ¥315.3 billion, and the equity ratio was 46.4%.
Current assets as of December 31, 2018 were ¥406.0 billion, an increase of ¥5.7 billion from the end of the previous fiscal year, due to factors such as an increase in inventories and decreases in cash and deposits, trade notes and accounts receivable.
Non-current assets as of December 31, 2018 were ¥274.2 billion, an increase of ¥4.6 billion from the end of the previous fiscal year, due to factors such as increases in machinery, equipment and vehicles and buildings and structures and decreases in construction in progress and investment securities.
Current liabilities as of December 31, 2018 were ¥199.6 billion, an increase of ¥1.9 billion from the end of the previous fiscal year, due to factors such as increases in trade notes and accounts payable and short-term borrowings and decreases in provision for bonuses and accrued income taxes.
Non-current liabilities as of December 31, 2018 were ¥51.7 billion, a decrease of ¥4.5 billion from the end of the previous fiscal year, due to factors such as decreases in long-term borrowings, deferred tax liabilities and defined benefit liabilities.
“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the three-month period ended June 30, 2018. Therefore, the balance sheet amounts as of the end of the previous fiscal year have been restated for comparative purposes.

(3)	Information regarding consolidated earnings forecast and other forward-looking statements
In terms of the global economy, the impacts of trade frictions between the U.S. and China have become even more apparent. Moreover, as China’s economy is declining and the Brexit turmoil is becoming apparent in Europe, there is increasing uncertainty over the outlook for the major global economy. In the industry, there are signs of uncertainty as represented by a slowdown in growth in both automobile and smartphone markets. However, in addition to CASE domains, centering on IoT, the application of electronics is expanding into areas such as AI and robots.
At such times of upheaval and transformation, the Group established a new company “Alps Alpine Co., Ltd.” by means of business integration in January.  By integrating each strength of former Alps Electric and former Alpine, where former Alps Electric’s “vertical I-Shaped” strength being the developing of core devices to create competitive products and former Alpine’s “horizontal I-Shaped” strength being the developing of systems utilizing a wide range of devices and technologies, the Company is determined to become an “Innovative T-Shaped Company” to become a company that can achieve sustained growth. With the Logistics Segment aiming at business expansion through the enhancement of global network, we will all contribute to strengthen our corporate value.

<Consolidated earnings forecasts for the fiscal year ending March 31, 2019>
Net Sales	852.0 billion yen
(Amended forecast 879.0 billion yen released on July 27, 2018)
Operating income	50.0 billion yen
(Amended forecast 66.0 billion yen released on July 27, 2018)
Ordinary income	44.5 billion yen
(Amended forecast 64.0 billion yen released on July 27, 2018)
Net income attributable to owners of parent	24.0 billion yen
(Amended forecast 43.0 billion yen released on July 27, 2018)

Estimated exchange rates used in the earnings forecasts are as follows:
Fourth quarter (estimated)  $US 1= ¥107.00     €1=¥124.00

2. Quarterly Consolidated Financial Statements and Significant Notes Thereto
(1) Quarterly consolidated balance sheet
		(Millions of yen)
	As of March 31, 2018	As of December 31, 2018
Assets
Current assets
Cash and deposits	121,554	113,800
Trade notes and accounts receivable	160,107	156,868
Merchandise and finished goods	59,693	67,841
Work in process	11,496	11,763
Raw material and supplies	24,936	30,000
Others	22,955	26,093
Allowance for doubtful accounts	(436)	(324)
Total current assets	400,307	406,043
Non-current assets
Property, plant and equipment
Buildings and structures	134,447	146,505
Accumulated depreciation and impairment loss	(95,739)	(96,567)
Buildings and structures, net	38,708	49,937
Machinery, equipment and vehicles	232,870	245,275
Accumulated depreciation and impairment loss	(163,616)	(172,450)
Machinery, equipment and vehicles, net	69,254	72,824
Tools, furniture and fixtures and molds	136,845	138,277
Accumulated depreciation and impairment loss	(116,956)	(116,697)
Tools, furniture and fixtures and molds, net	19,888	21,580
Land	30,574	31,203
Construction in progress	27,465	14,869
Total property, plant and equipment, net	185,891	190,416
Intangible assets, net	18,572	22,005
Investments and other assets
Investment securities	25,261	22,109
Deferred tax assets	17,469	15,799
Retirement benefit assets	46	17
Others	25,048	24,828
Allowance for doubtful accounts	(2,722)	(944)
Total investments and other assets	65,103	61,809
Total non-current assets	269,567	274,231
Total assets	669,874	680,275

		(Millions of yen)
	As of March 31, 2018	As of December 31, 2018
Liabilities
Current liabilities
Trade notes and accounts payable	73,764	81,806
Short-term borrowings	36,810	42,412
Accrued expenses	18,151	20,131
Accrued income taxes	7,602	4,442
Provision for bonuses	11,991	7,013
Provision for product warranties	6,960	8,072
Other provisions	512	525
Others	41,867	35,195
Total current liabilities	197,660	199,600
Non-current liabilities
Long-term borrowings	33,610	31,800
Deferred tax liabilities	2,646	1,148
Defined benefit liabilities	14,262	13,210
Provision for environmental measures	590	590
Other provisions	223	220
Others	5,008	4,819
Total non-current liabilities	56,341	51,789
Total liabilities	254,001	251,390
Net assets
Shareholders’ equity
Common stock	38,730	38,730
Capital surplus	56,065	56,050
Retained earnings	213,790	232,163
Treasury stock	(3,497)	(3,491)
Total shareholders’ equity	305,088	323,452
Accumulated other comprehensive income
Unrealized gains on securities	4,734	3,168
Deferred losses on hedges	(0)	(9)
Revaluation reserve for land	(505)	(496)
Foreign currency translation adjustments	(5,339)	(8,220)
Remeasurements of defined benefit plans	(2,800)	(2,569)
Total accumulated other comprehensive loss	(3,912)	(8,128)
Subscription rights to shares	333	400
Non-controlling interests	114,362	113,158
Total net assets	415,872	428,884
Total liabilities and net assets	669,874	680,275

(2) Quarterly consolidated statement of income and comprehensive income
		(Millions of yen)
	Nine months ended December 31, 2017	Nine months ended December 31, 2018
Net sales	644,247	644,519
Cost of sales	497,540	507,992
Gross profit	146,707	136,527
Selling, general and administrative expenses	87,249	87,451
Operating income	59,458	49,075
Non-operating income
Interest income	373	456
Dividend income	333	373
Foreign exchange gains	593	－
Subsidy income	277	404
Miscellaneous income	989	560
Total non-operating income	2,567	1,795
Non-operating expenses
Interest expense	565	957
Foreign exchange losses	－	1,781
Share of loss of entities accounted for using equity method	392	610
Commission fee	1,687	1,974
Miscellaneous expenses	1,282	809
Total non-operating expense	3,928	6,133
Ordinary income	58,097	44,738
Extraordinary income
Gain on sale of non-current assets	319	70
Others	88	48
Total extraordinary income	407	119
Extraordinary loss
Loss on disposal of non-current assets	212	186
Business structure improvement expenses	31	715
Building demolition cost	86	－
Others	33	27
Total extraordinary loss	364	929
Income before income taxes	58,139	43,928
Current income taxes	9,778	8,435
Deferred income taxes	(1,793)	1,534
Total income taxes	7,985	9,970
Net income	50,154	33,957
Net income attributable to:
Owners of parent	44,415	27,199
Non-controlling interests	5,739	6,757
Other comprehensive income (loss)
Unrealized gains (losses) on securities	1,841	(2,669)
Deferred losses on hedges	(3)	(20)
Foreign currency translation adjustments	9,931	(3,428)
Remeasurements of defined benefit plans	317	647
Share of other comprehensive income of investments accounted for using the equity method	549	352
Total other comprehensive income (loss)	12,636	(5,118)
Comprehensive income	62,791	28,839
Comprehensive income attributable to:
Owners of parent	53,474	23,820
Non-controlling interests	9,317	5,018

(3) Notes to quarterly consolidated financial statements
(Notes on going concern assumptions)
No items to report.

(Notes on significant changes in the amount of shareholders’ equity)
No items to report.

(Additional information)
(Adoption of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)
“Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Statement No. 28, February 16, 2018) has been applied from the beginning of the three-month period ended June 30, 2018. Deferred tax assets are presented as part of investments and other assets, and deferred tax liabilities are presented as part of non-current liabilities.

(Segment information)
[Segment information]
I. Nine months ended December 31, 2017 (from April 1, 2017 to December 31, 2017)
1. Information concerning net sales and profit/loss by reportable segment
(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	395,271	191,692	48,453	635,417	8,830	644,247	－	644,247
Inter-segment sales and transfers	9,997	5,820	30,653	46,470	10,277	56,748	(56,748)	－
Total	405,268	197,512	79,106	681,887	19,108	700,996	(56,748)	644,247
Segment profit	46,413	9,260	3,822	59,496	1,220	60,716	(1,258)	59,458
(Note)
1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustment of ¥(1,258) million to segment profit represents reclassification adjustments upon consolidation and eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2. Information concerning impairment loss on non-current assets or goodwill by reportable segment
This information is omitted because the amount is insignificant.

3. Geographic information
Net sales				(Millions of yen)
China	Japan	United States	Germany	Others	Total
116,577	115,477	100,234	59,654	252,303	644,247
(Note) Net sales are attributed by country or region based on the customers’ locations.

II. Nine months ended December 31, 2018 (from April 1, 2018 to December 31, 2018)
1. Information concerning net sales and profit/loss by reportable segment
(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	363,347	221,538	50,478	635,364	9,154	644,519	－	644,519
Inter-segment sales and transfers	11,772	5,577	29,531	46,881	11,238	58,120	(58,120)	－
Total	375,120	227,115	80,010	682,246	20,393	702,639	(58,120)	644,519
Segment profit	32,102	12,242	3,649	47,994	1,084	49,079	(3)	49,075
(Note)
1.	“Other” represents business segments not included in the reportable segments, and includes the development of information systems, office services, financing and leasing businesses.
2.	The adjustment of ¥(3) million to segment profit represents eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2. Information concerning impairment loss on non-current assets or goodwill by reportable segment
This information is omitted because the amount is insignificant.

3. Geographic information
Net sales				(Millions of yen)
China	Japan	United States	Germany	Others	Total
128,892	117,510	100,566	57,542	240,007	644,519
(Note) Net sales are attributed by country or region based on the customers’ locations.

(Subsequent events)
1. Transactions under common control
(Alpine becoming a wholly owned subsidiary through a simplified share exchange)

The Company resolved at its board of directors meeting held on July 27, 2017 to conduct a business integration with Alpine that involves a reorganization into a holding company structure (the “Business Integration”) and executed a share exchange agreement (the “Share Exchange Agreement”) as of the same date.
Based on a resolution of its board of directors meeting held on July 27, 2017, the Company executed a memorandum of understanding concerning the implementation of an absorption-type company split with ALPS HD CO., LTD., a wholly owned subsidiary of the Company, under which the Company has its rights and obligations concerning its businesses, other than those relating to group management and administration and the management of its assets, succeeded to by ALPS HD CO., LTD. (the “Absorption-type Company Split”). However, the Company decided at its board of directors meeting held on February 27, 2018 to cancel the Absorption-type Company Split, change the management structure following the Business Integration from a pure holding company structure to an operating holding company structure, and introduce an in-house company system. The Company also executed, as of the same date, pursuant to the resolutions of its board of directors meeting held on February 27, 2018, a memorandum of understanding concerning the amendments to the Share Exchange Agreement, which includes the deletion of the provisions that assume the implementation of the Absorption-type Company Split and confirms its plan to implement a business integration that involves the reorganization into an operating holding company structure. The reorganization into an operating holding company structure and an in-house company system took effect on January 1, 2019 (the “Reorganization Date”).
A share exchange (the “Share Exchange”) took effect on January 1, 2019 (the “Effective Date of the Share Exchange”), and prior to the Effective Date of the Share Exchange, shares of common stock of Alpine were delisted from the first section of the Tokyo Stock Exchange on December 26, 2018 (the last trading day was December 25, 2018).

(1)	Overview of the Share Exchange
(i)	Name of the wholly owned subsidiary and its main business
Name of the wholly owned subsidiary	Alpine Electronics, Inc.
Main business	Manufacture and sale of audio equipment and information and communication equipment

(ii)	Objectives of the Share Exchange
Amid market innovation brought about by the fourth industrial revolution, by conducting the Business Integration, the Company and Alpine (the “Companies”) aim to keep contributing to people’s lives in the areas of electronics and communication by focusing on the electronic components business and the automotive infotainment business, and to transform the combined entity into a sustainable value creating corporate group to become a corporate group with sales of one trillion yen.
Specifically, the Company will push forward with the advancement and fusion of input device, sensing device and communication device technology, which are the Company’s core technologies and products, by using Alpine’s development and system design capabilities. In enhancing its automotive HMI system integration business, Alpine will leverage the Company’s sensing device and communication device technology. In addition to automotive business such as integrated HMI cockpit system and four domains known as CASE (Connected, Autonomous, Shared & Services, Electric), the Companies will also promote collaboration in new business domains including EHII (Energy, Healthcare, Industry, IoT) and alliances with other companies to ensure realization of post-integration synergies. In order to accelerate the Business Integration, in addition to sharing management resources such as the Companies’ human resources and technologies, the Companies will move to a holding company structure under which the Companies will work on full-scale cooperation, such as strengthening of their ability as a group to propose solutions to and conduct sales vis-a-vis their customers, development of employees through cross-business collaboration, such as engineers and sales personnel, and use of the Company’s fund-raising capability, network and monozukuri capability. The Companies believe that, coupled with other measures, such as promotion of mutual use of production bases, streamlining of back-office departments through infrastructure sharing, cooperation with suppliers through joint procurement of parts, strengthening of the procurement capacity, and reinforcement of global operations, the above measures can maximize the synergy effects on businesses of the Company’s entire group.

(iii)	Effective date of the Share Exchange
January 1, 2019

(iv)	Method of the Share Exchange
In the Share Exchange, the Company became the wholly owning parent company and Alpine becomes a wholly owned subsidiary. The Share Exchange was conducted by means of a simplified share exchange under Article 796, paragraph (2) of the Companies Act, which does not require an approval by shareholders at a shareholder’s meeting.
The Share Exchange Agreement was approved at an extraordinary general meeting of shareholders held on December 5, 2018 by Alpine, and the Share Exchange became effective as of January 1, 2019.

(v)	Name of the Company after the integration
Alpine Electronics, Inc. (the “integrated company”)

(2)	Matters concerning acquisition price
(i)	Purchase price of the acquired company
Acquisition consideration	common stock	¥49,048 million
Acquisition price		¥49,048 million

(ii)	Details of Allotment in the Share Exchange
	The Company (Wholly Owning Parent Company)	Alpine (Wholly Owned Subsidiary)
Details of allotment in the Share Exchange (the “Share Exchange Ratio”)	1	0.68
Number of shares to be delivered in the Share Exchange	The Company's Common Shares: 22,973,364 shares (The Company delivered 1,900,000 shares of its treasury stock for the allotment of shares through the Share Exchange.)

(iii)	Method for the calculation of the Share Exchange Ratio
In order to ensure fairness and reasonableness of the calculation of the Share Exchange Ratio used in the Share Exchange, each of the Company and Alpine decided to separately request an independent third-party financial advisor to analyze the Share Exchange Ratio. The Company appointed Nomura Securities Co., Ltd. and Alpine appointed SMBC Nikko Securities Inc. respectively, as independent third-party financial advisors.
Based on the results of due diligence that the Companies conducted on each other as well as calculation reports on the share exchange ratio provided by their third-party financial advisors, the Company and Alpine carefully negotiated and discussed the Share Exchange Ratio comprehensively taking into account factors such as the financial conditions, condition of assets, future prospects and other factors. As a result, the Companies determined that the Share Exchange Ratio is appropriate and would serve the interests of their shareholders and, at the meetings of the board of directors of the Companies, the Companies resolved to execute the Share Exchange Agreement, which sets forth the Share Exchange Ratio.

(3)	Overview of accounting treatment
It will be accounted for as a transaction under common control in accordance with “Accounting Standard for Business Combinations” (Accounting Standards Board of Japan Statement No. 21, September 13, 2013) and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (Accounting Standards Board of Japan Guidance No. 10, September 13, 2013).

(4)	Matters concerning a change in the Company’s equity under a transaction with non-controlling interests
(i)	Main reason for a change in capital surplus
Acquisition of additional shares of subsidiary

(ii)	The amount of increase in capital surplus due to a transaction with non-controlling interests
 ¥72,586 million

(Note)
Alpine received requests for share buybacks from certain shareholders of Alpine pursuant to Article 785, paragraph (1) of the Companies Act. As the parties have not agreed on the purchase price, the amount noted above was determined as if the shares were purchased with the fair price determined based on reasonable available information.

2. Resolution of matters concerning share buyback
The Company resolved at its board of directors meeting held on January 29, 2019 to agree to matters concerning a share buyback pursuant to the provisions of Article 156 of the Companies Act as it is applied by replacing its terms pursuant to the provisions of Article 165, paragraph (3). Please refer to “ALPS ALPINE CO., LTD. Announces Acquisition of Own Shares (Under the provision of its Articles of Incorporation in accordance with Article 165, paragraph 2 of the Companies Act)” released on January 29, 2019 for details.

3. Supplementary Information
Sales results of the Electronic Components Segment
Sales results of Electronic Components Segment are as follows:
	Nine months ended December 31, 2017 (from April 1, 2017 to December 31, 2017)		Nine months ended December 31, 2018 (from April 1, 2018 to December 31, 2018)		Changes in net sales
	Net sales (Millions of yen)	Percentage (%)	Net sales (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)
Electronic Components Segment	395,271	61.4	363,347	56.4	(31,923)	(8.1)
Automotive market	209,493	32.5	209,288	32.5	(205)	(0.1)
Consumer market	185,777	28.9	154,059	23.9	(31,718)	(17.1)
(Note) Percentage represents ratio to the consolidated net sales.

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.